 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

 ("Mereo" or the "Company")

Notification of PDMR and Director Dealing

London, May 23, 2019 - Mereo BioPharma Group plc (AIM: MPH, NASDAQ: MREO), a clinical stage UK based biopharmaceutical company focused on rare diseases, received notification that on May 21, 2019, Peter Bains, Director of Mereo, purchased 47,500 ordinary shares at a price of GBP0.90 per share. Peter also purchased 778 American Depositary Shares (ADSs) at a price of USD4.92 per share.

In addition, on May 22, 2019, John Richard, Head of Corporate Development at Mereo, purchased 3000 ADSs at a price of USD4.90 per share.

The below announcement and notification is made in accordance with the EU Market Abuse Regulation. The form required under the EU Market Abuse Regulation follows.

1	Details of the person discharging managerial responsibilities
a)	Name	Peter Bains
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF £0.003 EACH
b)	Nature of the transaction	PURCHASE
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP0.90	47,500
d)	Aggregated information: volume, Price	Aggregated volume: 47,500 Aggregated price: GBP0.90
e)	Date of the transaction	2019-05-21
f)	Place of the transaction	AIMX

1	Details of the person discharging managerial responsibilities
a)	Name	Peter Bains
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS) EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	PURCHASE of ADS
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD4.92	778
d)	Aggregated information: volume, Price	Aggregated volume: 778 Aggregated price: USD4.92
e)	Date of the transaction	2019-05-21
f)	Place of the transaction	XNMS

1	Details of the person discharging managerial responsibilities
a)	Name	John Richard
2	Reason for the notification
a)	Position/status	Head of Corporate Development
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Mereo BioPharma Group plc
b)	LEI	213800U8JQHIJOS5AS09
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS) EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF GBP0.003 EACH
b)	Nature of the transaction	PURCHASE of ADS
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD4.90	3000
d)	Aggregated information: volume, Price	Aggregated volume: 3000 Aggregated price: USD4.903
e)	Date of the transaction	2019-05-22
f)	Place of the transaction	XNMS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel